

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 12, 2017

Irene H. Oh
Executive Vice President and Chief Financial Officer
East West Bancorp, Inc.
135 N Los Robles Ave., 7th Floor
Pasadena, California 91101

   Re: East West Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 27, 2017
     File No. 000-24939

Dear Ms. Oh:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Marc Thomas

        Marc Thomas
        Senior Staff Accountant
        Office of Financial Services